Mail Stop 3561

February 19, 2010

Howard R. Levine
Chairman of the Board and Chief Executive Officer
Family Dollar Stores, Inc.
P. O. Box 1017
Charlotte, North Carolina 28201-1017

      Re: Family Dollar Stores, Inc.
                Form 10-K for the Fiscal Year Ended August 29, 2009
                Filed October 27, 2009
                File No. 001-06807

Dear Mr. Levine:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director